FOR IMMEDIATE RELEASE

Contact: Eric M. Slomer, FHLBank Pittsburgh, 412-288-7694, eric.slomer@fhlb-pgh.com

FHLBank Pittsburgh Announces Full Year and Fourth Quarter 2024 Operating Highlights

PITTSBURGH, February 20, 2025 – The Federal Home Loan Bank of Pittsburgh (FHLBank) announced today unaudited financial results for the full year and fourth quarter ended December 31, 2024.

Financial Highlights:
▪Full-year net income of $587.5 million
▪Full-year net interest income of $784.0 million
▪Declared a fourth quarter dividend on activity stock at 9.0% annualized
▪Declared a fourth quarter dividend on membership stock at 5.1% annualized

Credit Products Highlights:
▪Advances at $69.9 billion
▪Mortgage loans held for portfolio, net at $4.8 billion
▪Letters of credit at $29.6 billion

Community Investment Products Highlights:
▪Assessed $65.5 million for the Affordable Housing Program (AHP) for use in 2025
▪Exceeded voluntary contributions commitment by contributing $45.5 million to support community investment products, and made a supplemental voluntary contribution to AHP of $5.1 million

Statements of Income

FHLBank’s net income totaled $587.5 million for the year ended December 31, 2024, compared to $581.6 million for the same prior-year period. The $5.9 million increase in net income was driven primarily by the following:
▪Net interest income was $784.0 million for the year ended December 31, 2024, an increase of $45.7 million from $738.3 million during the same prior-year period.
–Interest income was $6,087.7 million for the year ended December 31, 2024, compared to $5,846.2 million in the same prior-year period. This increase was driven by higher earnings on mortgage-backed securities (MBS) due to growth in the portfolio and higher short-term interest rates, partially offset by lower average advances balances.
–Interest expense was $5,303.7 million for the year ended December 31, 2024, compared to $5,107.9 million in the same prior-year period. This increase was the result of higher short-term interest rates.
▪Noninterest income was $48.0 million for the year ended December 31, 2024, compared to $36.8 million in the same prior-year period. This $11.2 million increase was due primarily to valuation changes in FHLBank’s derivative and trading securities portfolios resulting from interest rate volatility and higher letter of credit fees earned.
▪Other expense was $127.7 million for the year ended December 31, 2024, compared to $113.5 million in the same prior-year period, an increase of $14.2 million. This increase was primarily driven by higher compensation, market value changes of deferred compensation agreements, costs associated with technology and other strategic initiatives, and higher assessed expenses from the Federal Housing Finance Agency (Finance Agency) and the Office of Finance.
▪Voluntary contributions to community investment products were $49.2 million for the year ended December 31, 2024, an increase of $37.5 million compared to $11.7 million in the same prior-year period. Based on FHLBank's earnings, FHLBank's voluntary contribution commitment target increased $20.5 million. In addition, during 2024, FHLBank exceeded its commitment by $12.4 million and made a supplemental voluntary contribution to AHP of $5.1 million.
▪FHLBank assessed $65.5 million for statutory AHP based on earnings for the year ended December 31, 2024, compared to $64.9 million in the same prior-year period.

FHLBank’s net income totaled $149.9 million for the fourth quarter of 2024, compared to $126.5 million for the fourth quarter of 2023. The $23.4 million increase in net income was driven primarily by the following:
▪Net interest income was $195.9 million for the fourth quarter of 2024, an increase of $4.3 million from $191.6 million during the same prior-year period.
–Interest income was $1,446.0 million for the fourth quarter of 2024, compared to $1,550.6 million in the same prior-year period. This decrease was driven by lower short-term interest rates, partially offset by higher earnings on MBS due to growth in the portfolio.
–Interest expense was $1,250.1 million for the fourth quarter of 2024, compared to $1,359.0 million in the same prior-year period. This decrease was the result of lower short-term interest rates.
▪Noninterest income (loss) was $26.3 million for the fourth quarter of 2024, compared to $(8.0) million in the same prior-year period. This $34.3 million increase was due primarily to valuation changes in FHLBank’s derivative and trading securities portfolios resulting from increased mid- and long-term interest rates in the fourth quarter of 2024, compared to mid- and long-term interest rate declines in the same prior-year period, and by higher letter of credit fees earned.
▪Other expense was $33.0 million for the fourth quarter of 2024, compared to $32.0 million in the same prior-year period, an increase of $1.0 million. This increase was primarily driven by higher assessed expenses from the Finance Agency and the Office of Finance.
▪Voluntary contributions to community investment products were $21.7 million for the fourth quarter of 2024, an increase of $10.1 million compared to $11.6 million in the same prior-year period. This increase was primarily driven by FHLBank exceeding the voluntary contribution target, partially offset by the timing of the contributions to voluntary community investment products.
▪FHLBank assessed $16.7 million for statutory AHP as a result of fourth quarter 2024 earnings, compared to $14.1 million in the same prior-year period.

Statements of Condition

At December 31, 2024, total assets were $106.9 billion, compared with $112.1 billion at December 31, 2023. The decrease was primarily due to a decline in advances, which totaled $69.9 billion at December 31, 2024, compared to $78.4 billion at year-end 2023, partially offset by growth in the MBS portfolio, which totaled $14.3 billion at December 31, 2024, compared to $11.3 billion at year-end 2023. Member demand for advances continues to be primarily driven by members’ liquidity management practices. Although advances levels decreased, it is not uncommon for FHLBank to experience fluctuations in the overall advances portfolio driven primarily by changes in member needs.

Total capital at December 31, 2024, was $5.6 billion, compared to $5.7 billion at December 31, 2023, including retained earnings of $2.1 billion at December 31, 2024, compared to $1.8 billion at December 31, 2023. At December 31, 2024, FHLBank remained in compliance with all regulatory capital requirements.

Quarterly Dividends

The Board of Directors declared a dividend on subclass B1 (membership) stock equal to an annual yield of 5.1% and a dividend on subclass B2 (activity) stock equal to an annual yield of 9.0%. These dividends will be calculated on stockholders’ average balances during the period October 1, 2024, to December 31, 2024, and be credited to stockholders’ accounts on February 21, 2025.

Looking forward, market and business conditions, including strategic initiatives, can impact FHLBank’s overall performance, as well as the levels of future dividends. FHLBank’s intent is to continue to provide meaningful shareholder return; future dividend rates may not correspond directly with the pace or direction of interest rate changes.

Detailed financial information regarding 2024 results will be available in FHLBank’s Annual Report on Form 10-K, which FHLBank anticipates filing no later than March 12, 2025.

Community Investment Products

Annually, FHLBank is required by statute to contribute 10% of its current year earnings to AHP and make these funds available for use in the subsequent year. Statutorily-required contributions to AHP for 2024 and 2023 were $65.5 million and $64.9 million, respectively. In addition, FHLBank made a supplemental voluntary contribution to AHP of $5.1 million in 2024 to increase the amount available for AHP to the amount that would have been statutorily-required, absent FHLBank's other voluntary contributions.

FHLBank committed to make voluntary contributions to its suite of community investment products in amounts totaling $33.1 million in 2024 and $12.6 million in 2023, representing 5% of the prior year's earnings. In 2024, FHLBank exceeded its commitment by contributing $45.5 million to voluntary contribution programs and in 2023 met its commitment by contributing $12.6 million.

(dollars in millions)	2024	2023
Voluntary Contribution Commitment Target
Prior year’s earnings	$648.8	$252.5
Voluntary commitment %	5%	5%
Unadjusted 5% target	32.4	12.6
Adjustments	0.7	—
Total 5% Voluntary Contribution Commitment Target	$33.1	$12.6

Voluntary Contribution Commitment Fulfillment	2024	2023
Non-interest income - Other, net
BOB Estimated Credit Support	$1.4	$0.9
Other expense - Voluntary Contributions (1)
Voluntary Housing grants	30.0	8.0
Home4Good	6.0	3.5
First Front Door Keys to Equity fund	7.4	—
Blueprint Communities®	0.7	0.2
Total Other expense - Voluntary Contributions	44.1	11.7
Total	$45.5	$12.6
Fulfillment %	6.9%	5.0%
Notes:
(1) Excludes $5.1 million of supplemental voluntary AHP
® “Blueprint Communities” is a registered service mark of the Federal Home Loan Bank of Pittsburgh

About FHLBank Pittsburgh

FHLBank Pittsburgh provides reliable funding and liquidity to its member financial institutions, which include commercial and savings banks, community development financial institutions, credit unions and insurance companies in Delaware, Pennsylvania and West Virginia. FHLBank products and resources help support community lending, housing and economic development. As one of 11 Federal Home Loan Banks established by Congress, FHLBank has been an integral and reliable part of the financial system since 1932. Learn more by visiting www.fhlb-pgh.com.

This document contains “forward-looking statements” - that is, statements related to future, not past, events. In this context, forward-looking statements often address FHLBank’s expected future business and financial performance, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain and involve risk.

Actual performance or events may differ materially from that expected or implied in forward-looking statements because of many factors. Such factors may include, but are not limited to, economic and market conditions including but not limited to real estate, credit and mortgage markets; volatility of market prices, rates and indices related to financial instruments including but not limited to investments and contracts; the occurrence of man-made or natural disasters, endemics, global pandemics, climate change, conflicts or terrorist attacks, or other geopolitical events; political events, including legislative, regulatory, litigation, or judicial events or actions, including those relating to environmental, social, and governance matters; risks related to MBS; changes in the assumptions used to estimate credit losses; changes in FHLBank’s capital structure; changes in FHLBank’s capital requirements; changes in expectations regarding FHLBank’s payment of dividends; membership changes; changes in the demand by FHLBank members for FHLBank advances; an increase in advance prepayments; competitive forces, including the availability of other sources of funding for FHLBank members; changes in investor demand for consolidated obligations and/or the terms of interest rate exchange agreements and similar agreements; disruptions in the capital markets; changes in the Federal Home Loan Bank System’s debt rating or FHLBank’s rating; the ability of FHLBank to introduce new products and services to meet market demand and to manage successfully the risks associated with new products and services; the ability of each of the other Federal Home Loan Banks to repay the principal and interest on consolidated obligations for which it is the primary obligor and with respect to which FHLBank has joint and several liability; applicable FHLBank policy requirements for retained earnings and the ratio of the market value of equity to par value of capital stock; FHLBank’s ability to maintain adequate capital levels (including meeting applicable regulatory capital requirements); business and capital plan adjustments and amendments; technology and cybersecurity risks; and timing and volume of market activity. Additional risks that might cause FHLBank’s results to differ from these forward-looking statements are provided in detail in FHLBank’s filings with the Securities and Exchange Commission, which are available at www.sec.gov. Forward-looking statements speak only as of the date made and FHLBank has no obligation, and does not undertake publicly, to update or revise any forward-looking statement for any reason.

Unaudited Condensed Statements of Condition and Income
(in millions)

Condensed Statement of Condition	December 31, 2024	December 31, 2023
ASSETS:
Cash and due from banks	$17.3	$11.5
Investments	31,282.4	28,004.2
Advances	69,873.2	78,431.5
Mortgage loans held for portfolio, net	4,816.5	4,697.8
All other assets	937.3	1,002.6
Total assets	$106,926.7	$112,147.6

LIABILITIES:
Consolidated obligations	$99,650.3	$104,484.6
All other liabilities	1,642.3	1,983.3
Total liabilities	101,292.6	106,467.9

CAPITAL:
Capital stock	$3,561.7	$3,920.5
Retained earnings	2,102.9	1,831.7
Accumulated other comprehensive income (loss)	(30.5)	(72.5)
Total capital	5,634.1	5,679.7
Total liabilities and capital	$106,926.7	$112,147.6

	For the three months ended December 31,		For the year ended December 31,
Condensed Statement of Income	2024	2023	2024	2023
Total interest income	$1,446.0	$1,550.6	$6,087.7	$5,846.2
Total interest expense	1,250.1	1,359.0	5,303.7	5,107.9
Net interest income	195.9	191.6	784.0	738.3

Provision (reversal) for credit losses	0.9	(0.6)	2.1	3.4
Gains (losses) on investments	(3.0)	5.0	0.3	3.9
Gains (losses) on derivatives and hedging	19.1	(21.3)	8.5	(0.1)
Other income	10.2	8.3	39.2	33.0
Other expense	33.0	32.0	127.7	113.5
Voluntary contributions	21.7	11.6	49.2	11.7
Income before assessments	166.6	140.6	653.0	646.5

AHP assessment	16.7	14.1	65.5	64.9
Net income	$149.9	$126.5	$587.5	$581.6

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